UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Higher One Holdings, Inc.

(Name of Subject Company)

Winchester Acquisition Corp.

(Offeror)

(Names of Filing Persons)

Winchester Acquisition Holdings Corp.

(Parent of Offeror)

(Names of Filing Persons)

Blackboard Super Holdco, Inc.

(Other Person)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42983D104

(CUSIP Number of Class of Securities)

Winchester Acquisition Corp.

c/o Blackboard Inc.

1111 19th Street NW

Washington, DC 20036

Attention: Stuart Kupinsky

Senior Vice President and General Counsel

202-463-4860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copies to:

Mark E. Thierfelder

Ian A. Hartman

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

212-698-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$275,435,446.65	$27,736.35

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated on the basis of (a) 53,482,611 shares of common stock, $0.001 par value per share, of Higher One Holdings, Inc. (“Higher One”), the estimated maximum number of shares of Higher One common stock that may be acquired in this tender offer (representing as of the close of business on July 5, 2016 (i) 48,676,224 shares of common stock issued and outstanding, (ii) 3,241,988 shares issuable upon the exercise of outstanding options, (iii) 1,414,399 shares issuable pursuant to restricted stock units and (iv) 150,000 shares issuable pursuant to warrants), multiplied by (b) the offer price of $5.15 per share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,736.35 Form or Registration No.: Schedule TO	Filing Party: Winchester Acquisition Corp. Date Filed: July 7, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on July 7, 2016 in connection with the tender offer by Winchester Acquisition Corp., a Delaware corporation (“Purchaser”), that is a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), to purchase all issued and outstanding shares of common stock of Higher One Holdings, Inc., a Delaware corporation (“Higher One”), par value $0.001 per share (each, a “Share”), at a price of $5.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 7, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

Except as otherwise set forth below, the information in the Schedule TO remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by including the following:

“At 9:00 a.m., New York City time, on August 4, 2016, the Offer and withdrawal rights expired as scheduled. The Offer was not extended. The depositary for the Offer (the “Depositary”) has advised Purchaser that, as of the expiration of the Offer, a total of 36,175,852 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 74% of the issued and outstanding Shares. As a result, the Minimum Tender Condition has been satisfied. All Shares that were validly tendered and not properly withdrawn pursuant to the Offer have been accepted for payment. In addition, the Depositary has also advised Purchaser that, as of the expiration of the Offer, notices of guaranteed delivery had been delivered for 507,590 Shares, representing approximately 1% of the issued and outstanding Shares.

As a result of Purchaser’s acceptance of Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the General Corporate Law of the State of Delaware (the “DGCL”), Purchaser owned at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Higher One. Shortly after the completion of the Offer, Parent and Purchaser completed the merger pursuant to the terms of the Merger Agreement and without a meeting of the stockholders of Higher One in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Parent, Purchaser, Higher One or any of their respective wholly-owned subsidiaries or (ii) Shares held by stockholders who properly exercised appraisal rights under Delaware law, were cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes.

Following the consummation of the Merger, Higher One requested that the New York Stock Exchange suspend trading of the Shares and file with the SEC a Notification of Removal from Listing and/or Registration on Form 25 to delist and deregister the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended. On August 4, 2016, Blackboard Inc. issued a press release announcing the expiration and results of the Offer and a press release announcing the completion of the merger. The press releases announcing the expiration and results of the Offer and the completion of the merger are attached as Exhibit (a)(5)(F) and Exhibit (a)(5)(G) hereto, respectively, and they are incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(F)	Press Release issued by Blackboard Inc. on August 4, 2016 announcing the expiration and results of the Offer*

(a)(5)(G)	Press Release issued by Blackboard Inc. on August 4, 2016 announcing the completion of the acquisition*

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2016

WINCHESTER ACQUISITION HOLDINGS CORP.

By:	/s/ Stuart Kupinsky
Name: Stuart Kupinsky
Title: Secretary

WINCHESTER ACQUISITION CORP.

By:	/s/ Stuart Kupinsky
Name: Stuart Kupinsky
Title: Secretary

BLACKBOARD SUPER HOLDCO, INC.

By:	/s/ Stuart Kupinsky
Name: Stuart Kupinsky
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

(a)(5)(F)	Press Release issued by Blackboard Inc. on August 4, 2016 announcing the expiration and results of the Offer*

(a)(5)(G)	Press Release issued by Blackboard Inc. on August 4, 2016 announcing the completion of the acquisition*

*	Filed herewith.